Securities and Exchange Commission

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Green PolkaDot Box Incorporated

____________________________________

(Exact name of registrant as specified in its charter)

Nevada	52-2325923
(State of incorporation or organization)	(IRS Employer Identification No.)

629 E. Quality Drive, Suite 103, American Fork, UT	84003
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None.

Title of Each Class To Be So Registered	Name of Each Exchange on Which Each Class Is to Be Registered
Not applicable	Not applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box. [X]

Securities Act registration statement file number to which this form relates: ____ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

Item 1.  Description of Registrant's Securities to Be Registered.

Green PolkaDot Box Incorporated’s (the “Company”) authorized capital stock consists of 100,000,000 shares of common stock, par value of $0.001 per share, 5,000,000 shares of Preferred A Stock, $0.001 par value (“Preferred A Stock”), and 5,000,000 shares of Preferred B Stock, $0.001 par value (“Preferred B Stock”).

Holders of the Company’s common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.  Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of the Company’s common stock representing a majority of the voting power of the Company’s capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the Company’s outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company’s articles of incorporation.

Holders of the Company’s common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. The Company’s common stock has no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the Company’s common stock.

There are no shares of Preferred A Stock or Preferred B Stock issued and outstanding.

Preferred A Stock carries the following preferences:

(a) Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, the holders of Preferred A Stock will be entitled to receive, prior and in preference to any distribution of any assets or surplus funds to the holders of common stock, liquidation amounts equal to the sum of (i) the Original Issue Price ($.25 per share), plus (ii) all declared but unpaid dividends (the “Senior Preferential Amount”). After payment of the Senior Preferential Amount, liquidation proceeds will be shared pro rata by the holders of the common stock and the Preferred A Stock on an as converted basis.

(b) Voluntary Conversion. The holders of the Preferred A Stock will have, at the option of the holder, the right to convert one share of Preferred A Stock, at any time, into one hundred shares of common stock.

(c)  Automatic Conversion. The Preferred A Stock is convertible automatically into common stock, at the applicable conversion ratio, (i) upon the closing of an underwritten public offering of shares of the common stock of the Company in an offering of not less than $20,000,000 (prior to underwriting commissions and expenses), (ii) upon the closing of a Sale of the Company that is not deemed a dissolution under the liquidation preference provisions above, or (iii) in the event that the holders of a majority of the Preferred A Stock consent to convert into common stock.

(d) Anti-dilution Protection.  The Conversion Price will be subject to proportional adjustment for stock splits, stock dividends, recapitalizations and the like. The Preferred A Stock also will be subject to adjustment to prevent dilution in the event that the Company issues additional equity securities (or warrants or rights to purchase common stock or securities convertible into common stock) at purchase price less that the applicable Conversion Price. Such adjustment will be on a standard, broad based weighted average basis. The Conversion Price will not be adjusted for issuances of equity securities upon the exercise or conversion of presently outstanding securities, or on the future issuance of stock options to employees, as approved by the Company’s Board of Directors and certain other strategic issuances.

(e) Consolidation, Merger, etc. In case the Company shall enter into any consolidation, merger, combination or other transaction in which the common shares are exchanged for or changed into other shares or securities, cash and/or any other property, then in any such case the Preferred A Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 100 times the aggregate amount of shares, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of common stock is changed or exchanged. In the event the Company shall at any time declare or pay any dividend on common shares payable in common shares, or effect a subdivision or combination or consolidation of the outstanding common shares (by reclassification or otherwise than by payment of a dividend in common shares) into a greater or lesser number of common shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of Series A Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of common shares outstanding immediately after such event and the denominator of which is the number of common shares that were outstanding immediately prior to such event.

(f) Dividends.  No cash dividends may be declared on the common stock unless or until a like dividend in an amount equal to or greater than the dividend has been declared on the Preferred A Stock (dividends shall be compared on a common stock equivalent basis).

(g) Reacquired Shares. Any Preferred A Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation, and upon the taking of any action required by applicable law, become authorized but unissued preferred shares and may be reissued as part of a new series of preferred shares to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

(h) Amendment. The Articles of Incorporation of the Company shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Preferred A Stock so as to affect them adversely without the affirmative vote of the holders of two-thirds or more of the outstanding Series A Stock voting together as a single class.

(i) Board Rights. So long as the Preferred A Stock investors collectively hold at least 10,000 shares of Preferred A Stock, a representative of such group, selected by the Preferred A Stock investors, shall be entitle to be elected to the Company’s Board of Directors.

Preferred B Stock carries the following preferences:

(a) Voting Rights. The holders of Preferred B Stock shall not be entitled to vote on any matters on which shareholders of common shares of the Company shall be entitled to vote, with the express exception of the right of the holders of Preferred B Stock to have a representative of the holders elected to the Board of Directors as set out in paragraph (d) below.

(b)  Reacquired Shares. Any Preferred B Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation, and upon the taking of any action required by applicable law, become authorized but unissued preferred shares and may be reissued as part of a new series of preferred shares to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

(c)  Amendment. The Articles of Incorporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Preferred B Stock so as to affect them adversely without the affirmative vote of the holders of two-thirds or more of the outstanding Series B Stock voting together as a single class.

(d) Board Rights. So long as the holders of Preferred B Stock collectively hold at least 1,000 shares of Preferred B Stock, a representative of such group, selected by the Preferred B Stock holders shall be entitled to be elected to the Company’s Board of Directors.

Item 2.  Exhibits.

Exhibit

Number

Description of Document

3.1

Articles of Incorporation (filed as exhibit to SB-2 (File No. 333-74928) filed with the SEC on December 11, 2001 and incorporated herein by reference).

3.2

Certificate of Amendment to Articles of Incorporation (filed as exhibit to 10-QSB filed with the SEC on September 14, 2004 and incorporated herein by reference).

3.3

Bylaws (filed as exhibit to SB-2 (File No. 333-74928) filed with the SEC on December 11, 2001 and incorporated herein by reference).

SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 2, 2012	Green PolkaDot Box Incorporated
By: Rod A. Smith
Rod A. Smith Chief Executive Officer